UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TDH HOLDINGS, INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G87084 102

(CUSIP Number)

Dandan Liu

Beijing Houxin Investments Co., Ltd.

Room 3303, 9 East 3rd Ring Middle Road

Chaoyang District, Beijing 100020 China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G87084 102

1	NAMES OF REPORTING PERSONS
Dandan Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,060,588
	8	Shared Voting Power None
	9	Sole Dispositive Power 2,060,588
	10	Shared Dispositive Power None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,060,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.46%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

ITEM 1.          SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the common shares, par value $0.001 per share, of TDH Holdings, Inc., a company organized under the laws of the British Virgin Islands (the “Company”), whose principal office is located at Room 1809, Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China.

ITEM 2.         IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

Dandan Liu

(b)	Residence or Business Address:

Ms. Liu’s business address is:

Beijing Houxin Investments Co., Ltd.

Room 3303, 9 East 3rd Ring Middle Road

Chaoyang District, Beijing 100020 China

(c)	Present Principal Occupation and Employment:

Ms. Liu’s principal occupation is CEO of Beijing Houxin Investments Co., Ltd.

(d)	and (e) Criminal Convictions and Civil Proceedings:

Ms. Liu has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	State of Incorporation/Organization/Citizenship:

The People’s Republic of China

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 30, 2019, Ms. Liu purchased 1,100,000 common shares of the Company from Cui Rongfeng for the purchase price of $550,000, and 450,000 common shares of the Company from Cui Rongbing for the purchase price of $225,000.

ITEM 4.         PURPOSE OF TRANSACTION

Ms. Liu acquired the common shares from the Company for investment purposes. Ms. Liu expects to evaluate, on an ongoing basis, the Company’s financial condition and prospects and its interests in, and intentions with respect to, the Company and the investment in the securities of the Company, which review may be based on various factors, including but not limited to the Company’s business and financial condition, results of operation and prospects, general economic and industry conditions, the securities markets in general. Accordingly, Ms. Liu reserves the right to change her intentions, as she deems appropriate, at any time. In particular, Ms. Liu may, from time to time, in the open market, through privately negotiated transactions or otherwise, increase her holdings in the Company or dispose of all or a portion of the securities of the Company that she now owns or may hereafter acquire.

Other than as expressly set forth in this Item 4 or below, Ms. Liu has no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to this Statement. Ms. Liu may, however, adopt in the future such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a)	Ms. Liu beneficially owns 2,060,5888 common shares, representing 16.46% of the outstanding common shares of the Company (based upon 12,516,662 common shares outstanding as of February 4, 2019).

(b)	Ms. Liu has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 2,060,588 common shares.

(c)	The following table sets forth the transactions of commons shares that were effected during the past sixty days by Ms. Liu.

Trade Date	Number of Shares Purchased	Price Per Share
January 30, 2019	1,100,000	$0.50
January 30, 2019	450,000	$0.50

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Liu and any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the occurrence of which would give another person voting or investment power over the securities.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2019	/s/ Dandan Liu
Name: Dandan Liu

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